   As filed with the Securities and Exchange Commission on September 26, 2001

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   -----------

                                   SCHEDULE TO

                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 3)

                                   -----------

                       SENSORMATIC ELECTRONICS CORPORATION

                       (Name of subject company (issuer))
                                   -----------

                             TYCO INTERNATIONAL LTD.

                                       and

                        TYCO ACQUISITION CORP. XXIV (NV)

                                   (Offerors)

                 (Names of filing persons (identifying status as
                        offeror, issuer or other person))

                     Common Stock, par value $0.01 per share
                         (Title of class of securities)

                                    817265101
                      (CUSIP number of class of securities)

                                 Mark H. Swartz
                        c/o Tyco International (US) Inc.
                                  One Tyco Park
                           Exeter, New Hampshire 03833
                                 (603) 778-9700
                     (Name, address and telephone number of
                          persons authorized to receive
                      notices and communications on behalf
                               of filing persons)

                                   ----------
                                   Copies To:

 Abbe L. Dienstag, Esq.     Meredith B. Cross, Esq.          Fati Sadeghi, Esq.
Kramer Levin Naftalis &    Wilmer, Cutler & Pickering     Senior Corporate Counsel
      Frankel LLP             2445 M Street, N.W.       Tyco International (US) Inc.
    919 Third Avenue         Washington, D.C. 20037             One Tyco Park
New York, New York 10022         (202) 663-6000          Exeter, New Hampshire 03833
     (212) 715-9100                                            (603) 778-9700

                                   ----------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X] third-party tender offer subject to Rule 14d-1.
     [ ] issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                   -----------

         This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed by Tyco International Ltd., a Bermuda company, and Tyco Acquisition Corp. XXIV (NV), a Nevada corporation and a wholly-owned subsidiary of Tyco, with the Securities and Exchange Commission on August 23, 2001, as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission on September 7, 2001 and Amendment No. 2 thereto filed with the Securities and Exchange Commission on September 13, 2001. The Schedule TO relates to the offer by Tyco Acquisition to exchange a fraction of a common share of Tyco, par value $0.20 per share, for each outstanding share of common stock, par value $0.01 per share, of Sensormatic Electronics Corporation, a Delaware corporation. The terms and conditions set forth in the prospectus dated September 10, 2001, amending and restating the prospectus dated August 23, 2001, and in the related letter of transmittal, copies of which are filed as Exhibits
(a)(1) and (a)(2) to the Schedule TO, and in any amendments or supplements thereto, collectively constitute the offer. The offer is being made pursuant to a merger agreement dated August 3, 2001, between Tyco Acquisition and Sensormatic, including a guarantee by Tyco, as amended.

         Under the terms of the merger agreement, an exchange ratio was determined based on the volume-weighted average Tyco share price on the New York Stock Exchange for the five consecutive trading days that ended on September 25, 2001. Because this average price was less than $46.25, under the merger agreement Tyco Acquisition had the right to terminate the merger agreement and the offer unless Sensormatic agreed to a fixed exchange ratio of 0.5189, which is based on an assumed price of $46.25 per Tyco common share.

         On September 25, 2001, Tyco Acquisition and Sensormatic agreed to a fixed exchange ratio of 0.5189 of a Tyco common share for each Sensormatic common share in the offer.

         As a result of this agreement and pursuant to the rules of the Securities and Exchange Commission, Tyco Acquisition extended the expiration date of the offer from 5:00 p.m. on Monday, October 1, 2001 to midnight, New York City time, on Wednesday, October 10, 2001. A copy of the press release issued by Tyco and Sensormatic in respect of the exchange ratio and the extension of the offer is incorporated by reference into this Schedule TO as Exhibit (a)(12).

ITEM 12. MATERIAL TO BE FILED AS EXHIBITS.

         Item 12 is amended by adding the following exhibit:

(a)(12) Press Release issued by Tyco International Ltd. and Sensormatic Electronics Corporation on September 26, 2001 (incorporated by reference to the filing by Tyco International Ltd. under Rule 424(b)(3) on September 26, 2001)

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 26, 2001

                             TYCO INTERNATIONAL LTD.

                             By: /s/ Mark H. Swartz
                                 --------------------------------
                                 Mark H. Swartz
                                 Executive Vice President and
                                 Chief Financial Officer
                                 (Principal Accounting and Financial Officer)

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 26, 2001

                                  TYCO ACQUISITION CORP. XXIV (NV)

                                  By:  /s/ Mark H. Swartz
                                       -----------------------------
                                       Mark H. Swartz
                                       Vice President

                                  EXHIBIT INDEX

Exhibit
Number
------

(a)(12) Press Release issued by Tyco International Ltd. and Sensormatic Electronics Corporation on September 26, 2001 (incorporated by reference to the filing by Tyco International Ltd. under Rule 424(b)(3) on September 26, 2001)